July 16, 2010

Securities and Exchange Commission
Division of Corporation Finance
Attention Mr. John Reynolds, Assistant Director
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 10, 2010
File No. 001-12107

Dear Mr. Reynolds:

This letter sets forth the response of Abercrombie & Fitch Co. (the “Company”) to the comment of the Staff (“the Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 6, 2010 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “Form 10-K”), which was filed March 29, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A dated and filed May 10, 2010 (the “Proxy Statement”). The Company’s response set forth below corresponds to the comment as numbered in the Staff’s letter.

Definitive Proxy Statement on Schedule 14A

1. Board Role in Risk Oversight, page 25

We reissue comment five from our letter dated June 10, 2010. It is unclear how the statement “that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company” is consistent with the risk factor, which states that the equity based awards “could have an adverse impact on the Company’s cash flow from operations, financial position, [and] results of operation.” Please advise. In addition, while we note the response that you are considering including a cross-reference to the risk factor, a cross-reference without any additional disclosure reconciling the statements or explaining how the risk factor subject matter factored into your conclusion under Item 402(s) of Regulation S-K would not appear to clarify your disclosure.

The Company believes that the statement in the proxy statement “that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company” is not inconsistent with the second risk factor on page 8 of the Company’s Form 10-K that compensation charges related to equity based awards could be significant and “could have an adverse impact on the Company’s cash flow from operations, financial position, [and] results of operations.”

With advice and consultation from the Compensation Committee’s independent counsel and its independent compensation consultant, management and the Compensation Committee concluded that there were no risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

In contrast, the language in the risk factor indicates that charges arising out of equity compensation awards could be significant and could have an adverse impact on the financial measures set forth in the risk factor (cash flow from operations, financial position and results of operations). The risk factor is not intended to imply, and the Company does not believe, that such charges are reasonably likely to have a material adverse effect on the Company.

The Company believes that there is an important distinction between the language in the proxy statement and the risk factor disclosure as demonstrated by the italicized words above, and therefore the two statements are not inconsistent. Companies often include in their risk factors disclosure of events that could possibly occur even if they are not reasonably likely to occur, or that could have a material adverse effect even if they are not expected to have a material adverse effect, in light of potential liability under the federal securities laws.

Based upon all the facts and circumstances available to the Company at the time of the filing of the proxy statement, management and the Compensation Committee concluded that the risks described in the risk factor were not reasonably likely to have a material adverse effect on the Company. As noted, at the time of future filings, management and the Compensation Committee will reassess their determination.

# # #

I believe the foregoing to be fully responsive to the Staff’s comments.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (614) 283-6400. My fax number is (614) 283-8400.

Very truly yours,

/s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.